

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

<u>Via Facsimile</u>
Mr. Ian P. Cleminson
Chief Financial Officer
Innospec, Inc.
8375 South Willow Street
Littleton, Colorado 80124

     RE: Innospec, Inc.
              Form 10-K for the Year Ended December 31, 2010
              Filed February 18, 2011
              Form 10-Q for the Period Ended March 31, 2011
              Filed May 10, 2011
              File No. 1-13879

Dear Mr. Cleminson:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ John Hartz

                             John Hartz
                             Senior Assistant
                             Chief Accountant